Ref.: File No. 82-4025

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

03003513

December 9, 2002

03 JAN 30 AM 7:21

SUPPL

PRESS RELEASE

GLOBEX AND KINROSS INTERSECT GOLD ON DUQUESNE WEST PROPERTY

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange), is pleased to announce the first drill results from a drill campaign presently underway on Globex's Duquesne West gold property in Duparquet Township, Quebec. The Duquesne West property straddles the gold localizing, Porcupine-Destor Fault.

To date, eleven of fourteen planned holes have been completed but due to a heavy backlog, assays are only available for two drill holes, one of which was directed to intersect the untested down plunge extension of the Shaft gold zone. This hole DQ-02-02 intersected a zone of heavy ankeritization and pyritization in a mafic volcanic rock approximately 100 metres west of previous drill hole DQ-97-79 which had intersected: 7.22 g/t Au over 4.30 metres (0.21 oz/ton Au over 14.1 feet).

Hole DQ-02-02 encountered the following:

- **6.86 g/t Au over 11.15 metres including 11.96 g/t Au over 4.65 metres or 0.20 oz/ton Au over 36.6 feet including 0.35 oz/ton Au over 15.25 feet.**

A drill hole DQ-02-10 was recently completed 75 metres below DQ-02-02 and also intersected a zone of heavy ankeritization and pyritization. Assays will be made available shortly after they are received.

Globex and its partner Kinross Gold are encouraged by the grade and width encountered in hole DQ-02-02.

Mr. John Londry, P. Geo. is the project manager and the assays were performed by ALS Chemex Chimitec in Val d'Or, the Quebec division of ALS Canada Limited. Samples have been processed using the industry standard procedures: routine sample preparation (crush 70% -2mm, split 250g, pulv 85% -75 µm) and gold determination by fire assay using a 30g test weight followed by an atomic absorption finish.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

dlw 2/4

Globex Mining Enterprises Inc.
"At Home in North America"
(GMX: Toronto Stock Exchange)

GLOBEX

December 11, 2002

PRESS RELEASE

GLOBEX OPTIONS MAGUSI RIVER - FABIE BAY MASSIVE SULPHIDE DEPOSITS TO NORANDA INC. - DRILLING HAS STARTED -

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that it has signed an agreement with Noranda Inc. to option Globex's 100% owned Magusi River - Fabie Bay property including polymetallic mineral deposits in Hebecourt Township, Quebec approximately 40 kilometres northwest of Rouyn-Noranda, Quebec.

Under the agreement, Noranda can earn a 60% interest (Globex retaining 40% interest) in the property subject to option payments totalling $260,000 and $2.5 million in exploration over 3 years as well as presentation to Globex of a bankable feasibility study, the cost of which shall be entirely borne by Noranda. Subject to certain external conditions, Globex will receive additional funds in year one of the option.

Should Noranda not present Globex with a bankable feasibility study by year 4, Noranda will pay Globex an advance royalty until delivery of the study. Following delivery of the feasibility study, Noranda will pay Globex a higher advance royalty until commercial production. Once commercial production is achieved, Globex will receive a guaranteed minimum annual production profit payment before deduction of previous advance royalties or production expenses.

To recap, the Magusi River and Fabie Bay mineral deposits are two polymetallic, massive sulphide, copper, zinc, gold, silver deposits with drill defined resources and reserves totalling in the case of Magusi River 3,236,073 tons at 3.23% Zn, 1.64% Cu, 0.03 oz/ton Au and in the case of Fabie Bay 790,000 tons at 2.7% Cu (see press release dated April 25, 2002 for greater detail). The gold potential of the properties was never separately considered and in fact the drill core of the Fabie Bay deposit was never assayed for gold. The Magusi River deposit has significant gold content including drill intersections in the West Zinc Zone such as the following:

- Hole M-66: 20.0 feet grading 0.17 oz/ton Au, 1.85 oz/ton Ag and 14.98% Zn
- Hole M-63: 8.0 feet grading 0.23 oz/ton Au, 1.14 oz/ton Ag and 17.18% Zn
- Hole M- 9: 17.1 feet grading 0.22 oz/ton Au, 0.87 oz/ton Ag and 10.70% Zn
- Hole M-34: 20.4 feet grading 0.26 oz/ton Au, 1.04 oz/ton Ag and 5.20% Zn

Globex and Noranda have initiated deep and along strike drilling on the property to test the down dip and plunge extensions of the mineral deposits.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA)
J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

GLOBEX

December 17, 2002

PRESS RELEASE

SECOND DRILL HOLE CONFIRMS GOLD ZONE AT DUQUESNE WEST PROPERTY, QUEBEC

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) and Kinross Gold Corporation (K-Toronto Stock Exchange and KGC – American Stock Exchange) are pleased to announce the results of drill hole DQ-02-10 which is a cut 105 metres (345 feet) below previously announced drill hole DQ-02-02.

To recap, recently announced hole DQ-02-02 intersected **6.86 g/t Au over 11.15 metres (0.20 oz/ton Au over 36.6 feet) including 11.96 g/t Au over 4.65 metres (0.35 oz/ton over 15.25 feet).** DQ-02-02 was itself a 50 metre (165 feet) westward step-out from DQ-97-79 which intersected **7.22 g/t Au over 4.3 metres (0.21 oz/ton Au over 14.1 feet).** Please note the drill hole separation has been corrected from the previous press release.

Newly assayed hole DQ-02-10 intersected the same alteration zone (ankerite - pyrite) as the previous drill holes at 105 metres (345 feet) below DQ-02-02, a distance greater than previously announced.

DQ-02-10 assayed the following:

- **Metric:** **5.9 g/t Au over 9.4 metres or 5.48 g/t Au over 11.4 metres including 11.68 g/t Au over 3 metres.**
- **Imperial:** **0.17 oz/ton Au over 30.8 feet or 0.16 oz/ton Au over 37.4 feet including 0.34 oz/ton Au over 9.8 feet.**

Drill holes DQ-02-02 and DQ-02-10 are large step-outs and indicate a significant gold zone which may be open in all directions. Compilation work and re-logging and assaying of old drill holes (1994-1997) is being undertaken as a result of the new assay results.

Worthy of note is the fact that neither DQ-02-02 nor DQ-02-10 were extended far enough to intersect a possible parallel gold zone hit in DQ-97-79. Approximately 200 metres north of the ankerite - pyrite gold zone in DQ-97-79 a second gold intersection grading **28.38 g/t Au over 3.25 metres (0.83 oz/ton Au over 10.66 feet)** was encountered. In the new year, DQ-02-02 and DQ-02-10 can be extended to test the parallel gold bearing zone.

Globex has also received assay results from drill holes DQ-02-01, DQ-02-03 and DQ-02-04.

Hole DQ-02-01 was drilled 50 metres (164 feet) west and 177 metres (580 feet) above DQ-02-02 and intersected several zones of gold mineralization including one higher grade intersection of **10.36 g/t Au over 1 metre (0.30 oz/ton Au over 3.3 feet)** which may or may not be the same zone as encountered in DQ-02-02 and 10.

Drill hole DQ-02-03 which was drilled to test other unrelated targets, intersected numerous gold zones ranging up to 1.33 g/t Au over 5.5 metres (0.04 oz/ton Au over 18 feet). Hole DQ-02-04, a shallow drill hole, also drilled to test other targets intersected gold values over up to 10 metres (33 feet) **including 7.42 g/t Au over 1 metre (0.21 oz/ton over 3.3 feet)**.

Assays from exploration drill holes DQ-02-05 to DQ-02-14 are pending.

Mr. John Londry, P. Geo. is the project manager and the assays were performed by ALS Chemex Chimitec in Val d'Or, the Quebec division of ALS Canada Limited. Samples have been processed using the industry standard procedures: routine sample preparation (crush 70% -2mm, split 250g, pulv 85% -75 µm) and gold determination by fire assay using a 30g test weight followed by an atomic absorption finish.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com